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                                                                January 14, 1997


VIA EDGAR
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Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Shelley Parratt, Assistant Director

Re:  Withdrawal of Registration Statement on Form 8-A of
     Arbor Health Care Company (IRS EIN 34-1469604)

Dear Ms. Parratt:

On behalf of Arbor Health Care Company, a Delaware corporation (the "Company"), and in accordance with Rule 477 under the Securities Act of 1933 (the "Act"), and as a result of a conversation with the Staff, we hereby apply for withdrawal of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 10, 1997. The cover page of the Form 8-A as originally filed incorrectly referenced Section 12(b) instead of
Section 12(g). A new Form 8-A properly referencing that the securities to be registered will be registered pursuant to Section 12(g) will be filed.

In the event that the Commission consents to such withdrawal, please forward a copy of the order granting such withdrawal to the undersigned. Please do not hesitate to contact Clara L. Hanf at (419) 998-3604 or Gregory C. Yadley, Esquire at (813) 227-2238 with any questions regarding this application for withdrawal.

                                       Very truly yours,

                                       /s/ Pier C. Borra

                                       Pier C. Borra